THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

October 22, 2010

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804

Dear Mr. Schwall:

In response to your letter of comments dated July 22, 2010, please be advised as follows:

General

1.             Corresponding changes have been made to the second prospectus.

2.             CN Resources Inc. is not a blank check corporation.   Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” CN Resources Inc. has a specific plan and purpose.  Its business purpose is to engage in mining.  Its specific plan is to explore for gold.  The fact that CN Resources Inc. has not selected it initial property is not relevant or material to the issue of being a blank check corporation.  In fact in Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed, but the specific investment properties are unidentified ....  Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”   If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies.  Accordingly, CN Resources Inc. is not a blank check company.

Summary of our Offering

3.             The language has been revised and clarification has been made that the Company is intending to explore for gold.

4.             The language has been revised as requested.

5.             The language has been revised as requested.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804
October 22, 2010
Page 2

Risk Factors

6.             The disclosure regarding the officers and directors has been provided.

7.             Language has been inserted to make clear that the Company does not own any interest in any mineral properties.

Use of Proceeds

8.             Disclosure has been provided that Mr. Xing arrived at the figures.

9.             The disclosures requested have been provided.

10.           The $50,000 for the geological consultant has been included in a separate line item.

Plan of Distribution

11.           The language has been revised to state that the Company will sell its shares outside the United States.

12.           The clarification requested has been provided.

Management’s Discussion and Analysis or Plan of Operations

13.           Language has been provided explaining that the quantity of property to be leased/purchased is dependent upon the amount of money raised.

14.           The third and fourth sentences have been deleted.

15.           The estimated costs of conducting feasibility studies has been provided.

16.           Disclosure has been provided that the Company will not be sold if mining operations are unsuccessful.

Liquidity and Capital Resources

17.           All of the funds received to date have been disclosed.

Business

18.           Disclosure has been provided that the Company will not pursue another endeavor should its exploration plans fail.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804
October 22, 2010
Page 3

19.           The language has been removed and was included in error.

20.           The language regarding Mr. Xing’s association with other exploration companies has been deleted.  He has no previous experience with mineral exploration.

21.           The language has been revised as requested.

Competitive Factors

22.           The second repetitive disclosure has been deleted.

Mining Claims on State Lands

23.           The language has been deleted.

Management

24.           The disclosure requested has been provided.

25.           The information requested has been provided.

26.           Mr. Xing has not provided a response to this comment and accordingly no revision has been provided.

Executive Compensation

27.           The narrative disclosure has been provided.

28.           The statement has been deleted.

29.           An explanation regarding “adequate funds” has been provided.

30.           The years 2009 and 2008 have been deleted from the chart.

Principal Stockholders

31.           Mr. Xing and Ms. Zheng have been combined.

32.           The shares of Early Bird have been combined with Mr. Xing’s shares.

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
RE:	CN Resources Inc.
Form S-1 Registration Statement
File No. 333-167804
October 22, 2010
Page 4

Future Sales by Existing Stockholders

33.           There is no “sole record holder”.  The language has been deleted.

34.           Disclosure has been provided that the Company is a shell company.

Certain Transactions

35.           The disclosure has been provided and a correction has occurred.  The 1,000,000 shares of common stock are owned by Lixia Sun.  Ms. Sun is not an affiliate of the Company.  The 100,000 shares of common stock are owned by Dongming Wang, the Company’s Vice President, an affiliate of the Company.  Mr. Wang’s transaction has been disclosed under Certain Transactions.

Financial Statements

36.           See response to question #35 above.

Dilution

37.           A dilution table has been provided.

Selling Shareholders

38.           The disclosure requested has been provided.

39.           The table has been revised.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: CN Resources Inc.